

12014637

SECU____ ____ISSION

OMB APPROVAL
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR - 1 2012
WASH. D.C.
196

SEC FILE NUMBER

8- *67381*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___*01/01/11*___ AND ENDING ___*12/31/11*___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *LifeVest Financial, Inc.*

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___*10 Bay State Road*___
(No. and Street)

___*Belmont*___   ___*MA*___   ___*02478*___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___*W L Pratt, CPA*___
(Name – *if individual, state last, first, middle name*)

___*1610 Main Street*___   ___*Weymouth, MA 02190*___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 4/4

OATH OR AFFIRMATION

I, _Tommasina J. Olson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _LifeVest Financial, Inc_ , as of _December 31_ , 20 _11_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Tommasina Olson
. Signature

President
Title

Denise M. Gentile
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIFEVEST FINANCIAL, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2011

CONTENTS

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVAs

To the Board of Directors and Stockholders of
Lifevest Financial, Inc.

Independent Auditor's Report

We have audited the accompanying Statements of Financial Position of Lifevest Financial, Inc. (a Massachusetts Corporation) as of December 31, 2011, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lifevest Financial, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the initial period then ended in conformity with accounting principles generally accepted in the United States of America.

William L. Pratt
Certified Public Accountant
1610 Main Street
S. Weymouth, MA 02190
February 24, 2012

LIFEVEST FINANCIAL, INC.
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS	
Cash on Hand and in Banks	$ 6,012
TOTAL CURRENT ASSETS	6,012
OTHER ASSETS	
Organization Expense	9,778
Less: Accumulated Amortization	(9,778)
TOTAL ASSETS	6,012

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Corporate Taxes Payable	581
TOTAL CURRENT LIABILITIES	581
TOTAL LIABILITIES	581
STOCKHOLDERS' EQUITY	
Capital Stock - common, no par value	
Authorized 275,000 shares	
Issued and outstanding - 1000 shares	20,225
Retained Earnings	(14,794)
TOTAL STOCKHOLDERS EQUITY	5,431
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,012

LIFEVEST FINANCIAL, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2011

Revenue

Management and Investment Advisory Income	$	57,022
GROSS PROFIT		57,022
Operating Expenses		6,511
OPERATING INCOME		50,511
ADD - Other Income		
Interest Income		3
NET INCOME (LOSS) BEFORE TAXES		50,514
Current Corporation Income Taxes		(456)
NET INCOME (LOSS)	$	50,058

LIFEVEST FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Capital Stock		Retained Earnings	Total Stockholders' Equity
	Common Shares	Amount	Amount	Amount
Balance at January 1, 2011	1,000	$ 20,225	$(12,192)	$ 8,033
Net Income			50,058	50,058
Shareholder (Withdrawal) Contributions			(52,660)	(52,660)
Balance at December 31, 2011	1,000	$20,225	$(14,794)	$ 5,431

LIFEVEST FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 50,058
Adjustments to Reconcile Net Income (Loss) to Cash provided by Operating Activities:	
Amortization	1,605
Net Cash Provided By (Used In) Operating Activities	51,663
Net Cash Provided By (Used In) Financing Activities :	
Withdrawals by Member	(52,660)
Net Increase (Decrease) in Cash And Cash Equivalents	(997)
Cash And Cash Equivalents At January 1	7,009
Cash And Cash Equivalents At December 31	$ 6,012

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:

Interest	0
Income Taxes	$ 581

Note A - Summary of Significant Accounting Policies

This summary of significant accounting policies of Lifevest Financial, Inc. (The Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Incorporation and Operation

Lifevest Financial, Inc. was incorporated on June 19, 2006 under Massachusetts laws. Located in Belmont, Massachusetts, their business is providing investor services to the the general public. The Company is a Broker-Dealer registered with the SEC and is a member of FINRA

Significant Accounting Policies: Basis of Accounting

The Company's policy is to prepare their financial statements on the accrual basis of accounting. Under that basis, revenues are recognized when earned rather than when incurred rather than when paid. Also, depreciation of fixed assets, accruals of payroll taxes and related liabilities, and other notes payable are reported on the financial statements.

Organization Costs

Organization costs are carried at cost. Amortization is provided for financial reporting purposes as having a five year life. These costs were fully amortized in the current period

Income Taxes

When the Company was organized on June 19, 2006 the shareholders elected that the corporation be taxed under the S corporation rules. S corporations pass their income or losses through to the shareholders, accordingly, there is no income tax provision made for corporation taxes on these financial statements. The company has adopted the requirements under ASC 740-10 (FASB 48) effective January 1, 2010. As of December 31, 2011 there are no uncertain tax liabilities

LIFEVEST FINANCIAL, INC.
STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES
DECEMBER 31, 2011

<u>Cash and Cash Equivalents</u>

For the purpose of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

<u>Uses of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure ot contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Advertising Costs</u>

Advertising costs for the year ended December 31, 2011 are $0

1. Cash on Hand and in Banks

   Cash on hand and in banks at December 31, 2011
   is composed of the following balances:

Citizens Bank - Checking Account	$	2,321
Citizens Bank - Saving Account		3,691
TOTAL	$	6,012

2. Accounts Receivable

   There was no accounts receivable at December 31, 2011.

   Bad debts are recognized in the period when they are determined to be uncollectible; accordingly, no provision is made for future bad debts. Generally accepted accounting principles require that an allowance for doubtful accounts be recorded. The Company's history of bad debts indicates that there would be no material difference in using the direct write-off method and providing for bad debts

SUPPLEMENTARY INFORMATION

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVAs

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Lifevest Financial, Inc.

We have audited the accompanying financial statements of Lifevest Financial, Inc. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 24th, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William L. Pratt CPA
Certified Public Accountant
1610 Main Street
South Weymouth, MA 02190
February 24th, 2012

LIFEVEST FINANCIAL, INC.
SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2011

Bank Charges and Merchant Fees	$	20
Amortization		1,605
Insurance		500
Office Expense and Miscellaneous		566
Professional Fees		3,820
TOTAL	$	6,511

LIFEVEST FINANCIAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Net Capital	$ 6,012
Net Capital per above	6,012
Net Capital requirement	(5,000)
Excess Net Capital	$ 1,012

No material differences exist between this report and the amounts reported on the December 31, 2011 unaudited filing of Part II or Part II A of the Focus report.

LIFEVEST FINANCIAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C - 3-3 OF THE SECURITIES & EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2011

Credit balances	$	0
Debit balances		0
Excess debits over credits	$	0
Required deposits		0
Excess as reported in Company's report	$	0

During the period covered by these financial reports, there were errors on the focus reports as filed. The company recorded the unamortized organization expense as $2,594. The actual amount of the asset was $1,605. This resulted in expenses being overstated in the amount of $989 for the year. This overstatement had no effect on the reserve requirements under rule 15c-3-3 as of December 31, 2011 the asset became fully amortized.

WILLIAM L PRATT
CERTIFIED PUBLIC ACCOUNTANT

1610 Main Street
S. Weymouth, MA 02190

Phone: (781) 331-5818
Fax: (781) 340-1228
Website: www.wlprattcpa.com
Email: bill@wlprattcpa.com

Member:
American Institute of CPAs
Mass. Society of CPAs
National Association of CVAs

Board of Directors
Lifevest Financial, Inc.

In planning and performing our audit of the financial statements of Lifevest Financial, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, [Designated self-regulatory organization], and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

William L. Pratt
Certified Public Accountant



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: _LifeVest Financial, Inc_

Address: _10 Bay State Rd, Belmont, MA 02478_

Telephone: _617 489 2828_

SEC Registration Number:

FINRA Registration Number: _141 363_

(ii) Accounting Firm

Name: _WL. Pratt, CPA_

Address: _1610 Main Street, Weymouth, MA 02190_

Telephone: _781 331 5818_

Accountant's State Registration Number: _13797_

(iii) Audit date covered by the Agreement: _December 31, 2011_

                               (Month)   (Day)   (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

        ( )   is for the annual audit only for the fiscal year ending 2____*

        (X)   is of a continuing nature providing for successive annual audits.

        *   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _Tommasina Jane Olson_

Name: _Tommasina Jane Olson_

(By Firm's FINOP or President)

Title: _President_   Date: _2/15/2012_